SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date      November 28, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                                    Form 20-F Yes                              Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Management Discussion and Analysis for the 6 months ended September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley
Name: Robert Rieveley
Title: Chief Executive Officer

Date: November 28, 2007

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

This Management Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of Biotech Holdings Ltd.`s ("the Company") operations, performance and financial condition for the 6 months ended September 30, 2007. The following should be read in conjunction with the Company`s unaudited interim consolidated financial statements as well and related notes therein that are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should also be read in conjunction with the Company`s audited financial statements dated March 31, 2007.

Forward-looking Information

This MD&A contains certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Date

The date of this MD&A is November 16, 2007.

Discussion of Operations and Financial Condition

Operating Results

Revenues from the sale of Sucanon in the 6 months ended September 30, 2007 were $188,751 which resulted in a Gross Profit of $125,447. The revenues in the same 6 month period ended September 30, 2006 were $83,845 and the Gross Profit was $53,814.

Operating expenses totaled $1,037,773 (2006: $912,571) representing an increase of $125,205 (13.7%) from the expenses incurred in the 6 months ended September 30, 2006.

Stock-based compensation increased from $96,303 to $404,407 (an increase of $308,104 or 320%) due to a correction in the method of calculating this expense and the large block of options granted in the period. The methodology for calculating the Stock-based compensation was corrected in the quarter ended March 31, 2007. Prior to March 31, 2007, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options instead of the duration of the vesting period.

General, administrative and selling expenses increased from $286,918 to $339,605 (an increase of $51,687 or 18.0%). The main contributing factor to this increase was the increase in staff in the Mexican office.

Interest expense in the 6 month period increased from $38,717 to $79,621 (an increase of $40,904 or 105.6%) due to increased borrowings from related parties over the year.

Amortization Expenses decreased from $264,880 to $6,386 because Technology Interests were fully amortized in the year ended March 31, 2007.

The loss for the 6 months ended September 30, 2007 was $912,326 (2006: $884,552) and the loss per common share was $0.01 for both periods.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Liquidity and Capital Resources

The net loss for the 6 months ended September 30, 2007 was $912,326 (2006: $884,552). After adding back items not involving cash (including amortization, stock-based compensation), and changes in non-cash operating working capital items, operations used a total of $488,053 (2006: $511,468) in cash during the 6 months ended September 30, 2007.

Financing activities provided $475,729 (2006: $483,495) in cash flow due to increases in amounts due to related parties and the issuance of 8,600 common shares for $860 (2006: $nil).

Investing activities did not provide or use any cash during the 6 months ended September 30, 2007 (2006: used $1,283).

As a result cash decreased $12,324 (2006: $29,256) in the 6 month period. As at September 30, 2007, the working capital deficiency was $3,400,607 (September 30, 2006: $2,608,238).

The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,186,136 and a Shareholders` Deficiency of $3,516,070 at September 30, 2007. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As September 30, 2007, the Company had cash and deposits totaling $11,034 (2006: $39,023).

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Quarterly Comparison

The following table highlights the Company`s quarterly results from operations for the current and last two fiscal years:
Quarter Ended	June 30, 07	Sept 30, 07	Dec 31, 07	Mar 31, 08	Total Year
Revenues	$ 104,906	83,845			$ 188,751
Cost of Sales	33,273	30,031			63,304
Gross Profit	71,633	53,814			125,447
General, Administrative and Selling Expenses	161,985	177,620			339,605
Amortization	3,193	3,193			6,386
Product Marketing Costs	60,596	43,885			104,481
Professional Fees	226	56,445			56,671
Interest Expense	37,487	42,134			79,621
Office rent, utilities & Maintenance	10,105	10,576			20,681
Stock-based compensation	189,204	215,203			404,407
Foreign Exchange	16,252	9,669			25,921
Total Operating Expenses	479,048	558,725			1,037,773
Loss from Operations	(407,415)	(504,911)			(912,326)
Profit (Loss) from Discontinued Operations	0	0			0
Loss for the period	(407,415)	(504,911)			(912,326)

Outstanding Common Shares	92,229,512	92,238,112			92,238,112
Loss per share	(0.00)	(0.01)			(0.01)
Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year
Revenues	$ 48,621	$ 22,881	$ 127,194	$137,899	$ 336,595
Cost of Sales	23,897	19,586	28,653	39,612	111,748
Gross Profit	24,724	3,295	98,541	98,287	224,847
General, Administrative and Selling Expenses	126,114	160,805	146,977	198,067	631,963
Amortization	127,981	136,899	132,439	39,127	436,446
Product Marketing Costs	34,710	69,391	93,457	123,868	321,426
Professional Fees	14,767	45,626	143	52,264	112,800
Interest Expense	16,670	22,047	26,568	31,548	96,833
Office rent, utilities & Maintenance	15,084	17,117	15,003	15,293	62,497
Stock-based compensation	40,135	56,168	(30,338)	217,418	283,383
Foreign Exchange	5,854	23,204	(13,369)	(2,201)	13,488
Total Operating Expenses	381,315	531,257	370,880	675,384	1,958,836
Loss from Operations	(356,591)	(527,962)	(272,339)	(577,097)	(1,733,989)
Profit (Loss) from Discontinued Operations	0	0	0	199,094	199,094
Loss for the period	(356,591)	(527,962)	(272,339)	(378,003)	(1,534,895)
Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

Quarter Ended	June 30, 05*	Sept 30, 05*	Dec 31, 05*	Mar 31, 06	Total Year**
Revenues	$ 123,411	$ 211,654	$ 119,540	$ 28,235	$ 482,840
Cost of Sales	40,626	39,994	38,446	10,221	129,287
Gross Profit	82,785	171,660	81,094	18,014	353,553
General, Administrative and Selling Expenses	171,585	169,679	162,831	211,061	715,156
Amortization	152,480	152,480	152,481	152,671	610,112
Product marketing costs	0	0	0	571,985	571,985
Stock-based compensation	74,610	74,610	83,695	133,362	366,277
Professional Fees	27,058	692	32,372	4,606	64,728
Interest Expense	13,989	14,318	14,144	18,345	60,796
Foreign exchange	6,490	56,944	(4,937)	1,604	60,101
Total Operating Expenses	446,212	468,723	440,586	1,093,634	2,449,155
Loss from continuing operations	(363,427)	(297,063)	(359,492)	(1,075,620)	(2,095,602)
Non-controlling interest	(17,165)	17,165	0	0	0
Profit (Loss) from Discontinued Operations	13,224	0	0	63,000	76,224
Loss for the period	(367,368)	(279,898)	(359,492)	(1,012,620)	(2,019,378)

Outstanding Common Shares at period end	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.01)	(0.00)	(0.00)	(.01)	(0.02)

**The quarters of June 30, September 30, and December 30 2005 have been restated to reflect the year-end reclassification of private placement finders fee as a reduction of contributed surplus.

**The quarter of March 2006 and the Total 2006 Year have been adjusted to reflect the stock-based compensation prior period adjustment made in the year ended March 31, 2007.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the quarter ended September 30, 2007 were $83,845 which were $60,964 (266.4%) higher than the $22,881 Revenues for the same quarter in 2006. The revenues in the first two quarters of 2006 were lower than normal due to a dispute with the marketing company. This dispute was resolved in the December 2006 quarter.

Revenues in the quarters ended June 30, 2007 and September 30, 2007 declined in comparison to the December 2006 and March 2007 quarters. Factors contributing to this decline included:

A significant increase in the Canadian dollar against the US Dollar. The average exchange rate between the US Dollar and the Canadian dollar declined from $1.1388 in the year ended March 31, 2007 to $1.0736 in the 6 months ended September 30, 2007 and the period end rate fell from $1.1559 to $0.9929. The Company`s Mexican subsidiary reports in US dollars.

During the period, the Company`s Mexican subsidiary was working on adjustments in its distribution system to allow it to continue to serve its existing customers and to attract new customers. The problems associated with this adjustment were resolved in mid September.

Operating expenses for the quarter ended September 30, 2007 totaled $558,725 which is in line with the $550,999 average quarterly expenses incurred over the last two fiscal years. The expense categories with significant changes over the quarter ended September 30, 2007 are discussed under the title "Operating Results" on page 1 of this MD&A.

Related party transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	6 Months Ended	Quarter Ended
	Sept. 30, 2007	Sept. 30, 2007

Management fees paid and accrued to an officer	$67,924	$ 31,924
Salaries & Benefits	$90,967	$ 47,879
Interest accrued on Notes Payable to related parties	$78,609	$ 41,539
Services provided by Companies controlled by Insiders	$41,129	$ 20,598

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Related Party Transactions (continued)

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:
Sept. 30, 2007

R Rieveley & Associates	$ 1,695,846
Wenroth Limited ("Wenroth")	16,060
InReg Corporation ("InReg")	114,547
Allburg Holdings ("Allburg")	139,132

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company`s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the 6 months ended Sept 30, 2007 amounted to $72,000. During the 6 months ended Sept 30, 2007, R Rieveley & Associates advanced $366,115 to the Company.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of Sept 30, 2007 the Company owed RCAR $310,335.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of September 30, 2007, the Company owed the private company $6,551.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the 6 months ended September 30, 2007 were $24,047.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As of September, 2007 the Company had no amounts owing to Penne.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On September 30, 2007 there were 92,238,112 common and 13,806,907 preferred shares issued and outstanding.

Stock Options

Stock Options Exercised in the Period

During the 6 months ended September 30, 2007, 8,600 stock options were exercised by a consultant to the Company for total proceeds of $860.

Stock Options Granted in the Period

In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, vest October 12, 2007 and expire April 12, 2009.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

Stock options outstanding as at September 30, 2007:
Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.55 Mar. 24, 2008	1,190,000	900,000	160,000	130,000
$0.135 Feb. 22, 2008	300,000	300,000
$0.16 Jun. 22, 2008	896,000	560,000		336,000
$0.10 Jun. 22, 2008	527,800	430,000	40,000	57,800
$0.10 Jun. 26, 2008	300,000	300,000
$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	5,034,000	4,310,000	410,000	314,000
Outstanding as at Sept 30, 2007	8,522,800	6,800,000	885,000	837,800

A breakdown of outstanding options as at September 30, 2007 to Directors and Officers was as follows:
Grant Date	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06	12-Apr-07	Total
Exercise Date	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06	12-Oct-07
Expiry Date	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08	12-Apr-09
Option Price	$0.55	$0.14	$0.16	$0.10	$0.10	$0.11

Cheryl Rieveley, Director	120,000		90,000	70,000		340,000	620,000
Gale Belding, Director	120,000		-	70,000		430,000	620,000
Johan de Rooy, Director	100,000		90,000	50,000		360,000	600,000
Art Cowie, Director		300,000		50,000		150,000	500,000
Ross Wilmot, Director					300,000	200,000	500,000
Robert Rieveley Director & CEO	500,000		190,000	150,000		2,660,000	3,500,000
Lorne Brown, CFO	60,000		190,000	40,000		170,000	460,000

Total	900,000	300,000	560,000	430,000	300,000	4,310,000	6,800,000

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended September 30, 2007.

Outstanding Warrants to Purchase Common Shares as of September 30, 2007

No Warrants to purchase Common Shares were outstanding as at September 30, 2007.

Recent Developments

April 12, 2007 - the Company announced that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population. . (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

June 1, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

June 21, 2007 - the Company reported that the Mexican Diabetes Federation gave Biotech`s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federation`s` scientific and medical magazine for doctors and other health professionals.

July 12, 2007 - the Company reported that it has filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

September 4, 2007 - The Company`s shares were halted on the TSX Venture Exchange pending clarification of Company affairs.

October 12, 2007 - the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the Exchange to delist its shares on a voluntary basis from the Exchange. As such, the Company has applied to the Exchange to delist its shares on a voluntary basis from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

October 15, 2007 - Ross Wilmot resigned as a Director of the Company.

October 25, 2007 - the Company announced that it signed an agreement with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador. The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region. The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

SEPTEMBER 30, 2007

Management`s Discussion and Analysis

Other MD&A Requirements

Directors as at September 30, 2007:

Robert B. Rieveley, C.E.O.

Gale V. Belding

Art Cowie (1)

Johan de Rooy, FCA(1)

Cheryl Rieveley

Ross Wilmot(1)

(1)Independent Director and member of the Audit Committee

Officers as at September 30, 2007:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer

Additional Information

Additional information relating to the Company may be obtained from the System for Electronic Document analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.